February 11, 2025

Luka Mucic
Chief Financial Officer
Vodafone Group Public Limited Company
Vodafone House, The Connection
Newbury, Berkshire RG14 2FN
England

       Re: Vodafone Group Public Limited Company
           Form 20-F for the Fiscal Year Ended March 31, 2024
           File No. 001-10086
Dear Luka Mucic:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology